Exhibit 1
Press Release, dated June 1, 2006

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:

Jeff Wang Chief Financial Officer 0086-10-5890-7518		Devin Sullivan (212) 836-9608 dsullivan@equityny.com Adam Prior (212) 836-9606 aprior@equityny.com
FOR IMMEDIATE RELEASE
ORIGIN AGRITECH LIMITED ANNOUNCES CHANGES TO BOARD OF DIRECTORS
Beijing, China and San Diego, CA — June 1, 2006 — Origin Agritech Limited (NASDAQ: SEED) (“Origin”) announced today that Michael D. Chermak, a member of its Board of Directors, has resigned from his position as a director of the company and member of the Audit Committee and Nomination Committee, effective May 12, 2006. The Board of Directors has appointed Michael W. Trimble as a member of the Board of Directors and member of the Audit Committee and Nomination Committee, effective May 12, 2006, to replace Mr. Chermak.
Dr. Michael W. Trimble is the founder of Trimble Genetics International LLC. (“Trimble Genetics”) and has been the President of Trimble Genetics since 2001. Trimble Genetics is a plant genetics research company with over twenty-six years of experience in crop breeding and the agricultural seed industry. Dr. Trimble is an inventor of patents that have contributed to over $500 million in revenue. He also serves as a director for the African Agricultural Technology Foundation in Nairobi, Kenya. Dr. Trimble graduated with a Ph.D. degree from the University of Minnesota, and also completed graduate programs at Purdue University and Iowa State University.
About Origin
Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corm rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and the Sichuan Provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced four new proprietary corn hybrids to the market. In 2005 Origin had five new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office. Origin anticipates that it will introduce approximately 40 new proprietary products into the Government testing and approval cycle between now and 2008.
Forward Looking Statement
This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, weather and natural disasters, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Origin is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of seed products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Origin’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.